

July 8, 2013

Via Email
Theresa A. Hoyt
Authorized Representative
BREF HR, LLC
Three World Financial Center
200 Vesey Street
11th Floor
New York, NY 10281

> **Re: BREF HR, LLC**
> **Registration Statement on Form 10**
> **Filed October 24, 2011**
> **File No. 0-54532**
>
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed June 3, 2013**
> **File No. 0-54532**

Dear Ms. Hoyt:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Matthew D. Bloch, Esq.
        Weil Gotshal & Manges LLP

        Marlo Vandemore
        Vice President, Chief Financial Officer
        Hard Rock Hotel & Casino, Las Vegas